Exhibit A

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Aladdin Company Contact:
Matthew Zintel	Debbie Kaye
Zintel Public Relations	Corporate Communications Manager
matthew.zintel@zintelpr.com	debbie.kaye@aladdin.com
310.574.8888	646.468.0481

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems Confirms Receipt of
Non-binding Acquisition Proposal

TEL AVIV, ISRAEL, October 16, 2008 – Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN), an information security leader specializing in authentication, software DRM and content security, today confirmed receipt of a non-binding acquisition proposal.

To clarify statements made earlier today on the Company’s third quarter earnings conference call, and in response to recent press reports, Aladdin acknowledges that its Board of Directors received an updated acquisition proposal from Jasmine Holdco LLC, an affiliate of Vector Capital, on September 20, 2008. The proposal, to acquire all outstanding shares of the company for $14.50 per share, is non-binding and subject to a due diligence process. Following the due diligence process, Jasmine Holdco is under no obligation regarding this proposal.

Yanki Margalit, Chairman and CEO of Aladdin Knowledge Systems, stated, “The Board of Directors of Aladdin is carefully considering and reviewing Jasmine Holdco’s proposal in consultation with its independent financial advisors and legal counsel and remains fully committed to enhancing shareholder value.”

About Aladdin
Aladdin Knowledge Systems (NASDAQ: ALDN) is an information security leader with offices in 12 countries, a worldwide network of channel partners, and numerous awards for innovation. Aladdin eToken is the world’s #1 USB-based authentication solution, offering identity and access management tools that protect sensitive data. Aladdin SafeWord two-factor authentication technology protects companies’ important information assets and applications. Aladdin HASP SRM boosts growth for software developers and publishers through strong anti-piracy protection, IP protection, and secure licensing and product activation. Aladdin eSafe delivers real-time intelligent Web gateway security that helps protect data and networks, improves productivity, and enables compliance. Visit www.Aladdin.com.

Safe Harbor Statement
Certain information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, risks relating to our recent acquisition of Athena Smartcards and the proposed acquisition of Eutronsec, including the failure to realize expected synergies, failure to effectively integrate these businesses into our business and increasing unexpected liabilities, the loss of market share, changes in the level of business or anticipated business from a large customer or customers, failure to achieve anticipated customer orders, changes in the competitive landscape and other factors over which the company has little or no control. For more information, please refer to the Company’s filings with the Securities and Exchange Commission, which are available on the Commission’s website at www.sec.gov.

©2008 Aladdin Knowledge Systems, Ltd. All rights reserved. HASP, eToken, eSafe, SafeWord, Eutronsec, Aladdin Knowledge Systems and the Aladdin logos are trademarks or registered trademarks of Aladdin Knowledge Systems, Ltd. All other product and brand names mentioned in this document are trademarks or registered trademarks of their respective owners.